SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

ACTIVISION BLIZZARD, INC.

(Name of Issuer)

COMMON STOCK, $0.000001 PAR VALUE

(Title of Class of Securities)

00507V109

(CUSIP Number)

ASAC II LP

c/o Northern Trust Private Equity Administration

Department 2008

801 South Canal

Chicago, Illinois 60607

(312) 557-5687

With a copy to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 10 pages

CUSIP No. 00507V109

1.	NAME OF REPORTING PERSON ASAC II LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS WC, BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 171,968,042
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 171,968,042
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,968,042
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based on 719,030,007 shares of Common Stock outstanding.

Page 3 of 10 pages

CUSIP No. 00507V109

1.	NAME OF REPORTING PERSON ASAC II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 171,968,042
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 171,968,042
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,968,042
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	Based on 719,030,007 shares of Common Stock outstanding.

Page 4 of 10 pages

CUSIP No. 00507V109

1.	NAME OF REPORTING PERSON Robert A. Kotick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS SC, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 6,756,940 (1)
	8.	SHARED VOTING POWER 171,968,042 (2)
	9.	SOLE DISPOSITIVE POWER 6,756,940 (1)
	10.	SHARED DISPOSITIVE POWER 171,968,042 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,724,982
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7% (3)
14.	TYPE OF REPORTING PERSON IN

(1)	Of these shares of Common Stock, 1,645,042 shares, 68,700 shares represented by restricted share units scheduled to vest within 60 days and 3,962,998 options to purchase shares are held by 10122B Trust, of which Mr. Kotick is the trustee, 1,075,400 shares may be deemed to be beneficially owned by Mr. Kotick as controlling person of 1011 Foundation, Inc., as to which Mr. Kotick disclaims beneficial ownership, and 4,800 shares may be deemed to be beneficially owned by Mr. Kotick solely in his capacity as custodian of a UTMA account for the benefit of Mr. Kotick’s minor relative, as to which Mr. Kotick disclaims beneficial ownership.
(2)	These shares may be deemed to be beneficially owned by Mr. Kotick solely in his capacity as one of two controlling persons of ASAC II LLC.
(3)	Based on 723,061,705 shares of Common Stock outstanding, which includes 719,030,007 shares of Common Stock outstanding, 3,962,998 shares of Common Stock represented by options held by 10122B Trust and 68,700 shares represented by restricted share units scheduled to vest within 60 days held by 10122B Trust.

Page 5 of 10 pages

CUSIP No. 00507V109

1.	NAME OF REPORTING PERSON Brian G. Kelly
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS SC, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 2,929,150 (1)
	8.	SHARED VOTING POWER 171,968,042 (2)
	9.	SOLE DISPOSITIVE POWER 2,929,150 (1)
	10.	SHARED DISPOSITIVE POWER 171,968,042 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,897,192
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3% (3)
14.	TYPE OF REPORTING PERSON IN

(1)	Of these shares of Common Stock, 472,865 shares are held in the Kelly Family 2006 Irrevocable Trust, of which Mr. Kelly is trustee, 319,703 shares and 35,370 restricted stock units scheduled to vest within 60 days are held by Brian G. Kelly 2012 Annuity Trust, of which Mr. Kelly is grantor, 577,093 shares are held by Brian & Joelle Kelly Family Foundation, of which Mr. Kelly is trustee and as to which Mr. Kelly disclaims beneficial ownership, 874,472 shares are held in the 45121I Trust, of which Mr. Kelly is the trustee and as to which Mr. Kelly disclaims beneficial ownership, 9,600 shares are held in UTMA accounts for the benefit of Mr. Kotick’s minor children, of which Mr. Kelly is custodian and as to which Mr. Kelly disclaims beneficial ownership, and 377,049 shares and 262,998 options to purchase shares of Common Stock are held directly by Mr. Kelly.
(2)	These shares may be deemed to be beneficially owned by Mr. Kelly solely in his capacity as one of two controlling persons of ASAC II LLC.
(3)	Based on 719,328,375 shares of Common Stock outstanding, which includes 719,030,007 shares of Common Stock outstanding, 35,370 shares of Common Stock represented by restricted share units held by the Brian G. Kelly 2012 Annuity Trust scheduled to vest within 60 days and 262,998 shares of Common Stock represented by options held by Mr. Kelly.

Page 6 of 10 pages

This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on October 21, 2013 and amended on December 16, 2013 (as amended, the “Schedule 13D”). Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used therein and not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Unless otherwise indicated, percentage interest calculations for each Reporting Person are based upon the Issuer having 719,030,007 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report filed on Form 10-Q on November 4, 2014.

ASAC

The aggregate number of shares of Common Stock that ASAC owns beneficially, pursuant to Rule 13d-3 of the Act, is 171,968,042 shares of Common Stock, which constitutes approximately 23.9% of the outstanding shares of Common Stock.

ASAC GP

Because of its position as the sole general partner of ASAC, ASAC GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 171,968,042 shares of Common Stock, which constitutes approximately 23.9% of the outstanding shares of Common Stock.

RAK

As one of the controlling persons of ASAC GP, trustee of 10122B Trust, the controlling person of 1011 Foundation, Inc. and the custodian of the Eli Sporn UTMA account, RAK may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 178,724,982 shares of Common Stock, which constitutes 24.7% of the outstanding shares of Common Stock, which for purposes of this calculation includes 719,030,007 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report filed on Form 10-Q on November 4, 2014, 3,962,998 shares of Common Stock represented by options held by 10122B Trust and 68,700 shares represented by restricted share units held by 10122B Trust scheduled to vest within the next 60 days. RAK disclaims beneficial ownership of any shares of Common Stock held by 1011 Foundation, Inc. or the Eli Sporn UTMA account.

BGK

Individually, and because of his positions as one of the controlling persons of ASAC GP, trustee of the Kelly Family 2006 Irrevocable Trust (“2006 Kelly Trust”), grantor of the Brian G. Kelly 2012 Annuity Trust (“2012 Kelly Trust”), trustee of the Brian & Joelle Kelly Family Foundation (“Kelly Family Foundation”), trustee of the 45121I Trust, custodian of the Grace Kotick UTMA account and custodian of the Audrey Kotick UTMA account, BGK may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 174,897,192 shares of Common Stock, which constitutes 24.3% of the outstanding shares of Common Stock, which for purposes of this calculation includes 719,030,007 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report filed on Form 10-Q on November 4, 2014, 35,370 shares represented by restricted share units held by 2012 Kelly Trust

Page 7 of 10 pages

scheduled to vest within the next 60 days, and 262,998 shares of Common Stock represented by options held by BGK. BGK disclaims beneficial ownership of any shares of Common Stock held by 45121I Trust, Kelly Family Foundation, the Grace Kotick UTMA account and the Audrey Kotick UTMA account.

(b) The power to vote or to direct the vote of shares of Common Stock described in this Item 5(b) is subject to the restrictions described in Item 6, which is incorporated by reference herein.

ASAC

Acting through its sole general partner, ASAC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 171,968,042 shares of Common Stock.

ASAC GP

Acting through its controlling persons and in its capacity as the sole general partner of ASAC, ASAC GP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 171,968,042 shares of Common Stock.

RAK

As one of two controlling persons of ASAC GP, which is the sole general partner of ASAC, RAK may be deemed to have shared power with BGK to vote or to direct the vote and to dispose or to direct the disposition of 171,968,042 shares held by ASAC. In addition, RAK has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,676,740 shares of Common Stock held by 10122B Trust, of which RAK is trustee, 1,075,400 shares of Common Stock held by 1011 Foundation, Inc., of which RAK is the controlling person, and 4,800 shares of Common Stock held by the Eli Sporn UTMA account, of which RAK is the custodian.

BGK

As one of two controlling persons of ASAC GP, which is the sole general partner of ASAC, BGK may be deemed to have shared power with RAK to vote or to direct the vote and to dispose or to direct the disposition of 171,968,042 shares held by ASAC. In addition, BGK has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 472,865 shares of Common Stock held by 2006 Kelly Trust, of which BGK is trustee, 355,073 shares of Common Stock held by 2012 Kelly Trust, of which BGK is grantor, 577,093 shares of Common Stock held by Kelly Family Foundation, of which BGK is trustee, 874,472 shares of Common Stock held by 45121I Trust, of which BGK is trustee, 4,800 shares of Common Stock held by the Grace Kotick UTMA account, of which BGK is custodian, 4,800 shares of Common Stock held by the Audrey Kotick UTMA account, of which BGK is custodian, and 640,047 shares of Common Stock held by BGK directly.

(c) On September 30, 2014, the 1011 Foundation, Inc. gifted 1,198 shares of Common Stock.

On each of October 1, 2014 and November 1, 2014, 34,350 restricted stock units held by 10122B Trust vested. As allowed under the terms of RAK’s restricted share unit agreement, on October 1, 2014, the Issuer withheld 17,924 of the shares of Common Stock otherwise deliverable to 10122B Trust in order to satisfy the resulting tax withholding obligation.

On each of October 1, 2014 and November 1, 2014, 17,685 restricted stock units held by 2012 Kelly Trust vested. As allowed under the terms of BGK’s restricted share unit agreement, on each of October 1, 2014 and November 1, 2014, the Issuer withheld 9,872 of the shares of Common Stock otherwise deliverable to 2012 Kelly Trust in order to satisfy the resulting tax withholding obligation.

Page 8 of 10 pages

Except as described in this Schedule 13D, to the knowledge of any of the Reporting Persons, no other transactions in the Common Stock were effected by the Reporting Person or any of the entities or persons named in Item 2 hereto during the sixty days prior to the date of this Schedule 13D.

(d) To the knowledge of any of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On November 19, 2014, the Issuer announced that an agreement has been reached to settle the consolidated derivative and class action shareholder case stemming from the October 2013 purchase by the Issuer and ASAC of 88 percent of Vivendi S.A.’s shares of Common Stock in the Issuer. The settlement is subject to completion of appropriate documentation and approval by the Delaware Court of Chancery. Multiple insurance companies, along with various defendants including ASAC, will pay the Issuer $275 million. No party admits to any wrongdoing.

Other terms of the settlement include the addition of two directors unaffiliated with ASAC, ASAC GP, any limited partner of ASAC, any general partner of ASAC GP, or any indirect owner of ASAC GP, payment of reasonable and customary fees and costs of plaintiff’s attorneys by the Issuer, and a global release of all claims against the defendants. In addition, Section 3.07 of the Stockholders Agreement will be amended to provide that the applicable “Stockholder Percentage Interest” for ASAC is reduced from 24.9% to 19.9%. A letter sent by the plaintiffs to the Delaware Court of Chancery describing the settlement is filed as Exhibit G hereto and the foregoing description of the settlement is qualified in its entirety by reference to the full text of the letter.

ITEM 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit G – Letter to the Delaware Court of Chancery, dated November 19, 2014.

Page 9 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: November 20, 2014	ASAC II LP
	By:	ASAC II LLC
	Its:	General Partner

	By:	/s/ Brian G. Kelly
	Name:	Brian G. Kelly
	Title:	Manager

ASAC II LLC

	By:	/s/ Brian G. Kelly
	Name:	Brian G. Kelly
	Title:	Manager

Robert A. Kotick

/s/ Robert A. Kotick

Brian G. Kelly

/s/ Brian G. Kelly

EXHIBIT INDEX

Exhibit	Document Description

G	Letter to the Delaware Court of Chancery, dated November 19, 2014